UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
                                           Securities Exchange Act of 1934

For the month of: September 2011
Commission File Number: 001-08139

Zarlink Semiconductor Inc.
(Name of Registrant)

400 March Road
Ottawa, Ontario, Canada K2K 3H4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                      ☒                                Form 40-F                      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          ☐                                           No                       ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On September 16, 2011, Zarlink Semiconductor Inc. (the “Company”) issued a press release announcing that Microsemi Corporation (“Microsemi”) has made an application to the Ontario Securities Commission (the “OSC”) challenging the Company’s Shareholder Rights Plan adopted by the Board on July 25, 2011. The hearing to consider Microsemi's application has been scheduled by the OSC for October 3, 2011 and October 4, 2011.

Exhibit No.	Description

99.1	Press release dated September 16, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zarlink Semiconductor Inc.

Dated: September 16, 2011                                                                                By: /s/ Andre Levasseur
        Andre Levasseur
        Senior Vice President of Finance and
    Chief Financial Officer